

Mail Stop 4720

December 18, 2015

Via E-mail
Dr. Zane Wang
Chief Executive Officer and Executive Director
China Rapid Finance Limited
5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People's Republic of China

> **Re:** **China Rapid Finance Limited**
> **Amendment Nos. 1 and 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted December 2, 2015 and December 9, 2015**
> **CIK No. 0001346610**

Dear Dr. Wang:

We have reviewed your amended draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comment 3. Please provide supplementally a copy of Oliver Wyman's commissioned report with text cited in the document highlighted and cross-referenced to the page(s) of your document where such information is cited. To the extent that you intend to provide the report pursuant to Securities Act Rule 418, it should be sent in paper form accompanied by a cover letter indicating that the material is being

provided pursuant to the rule and that such material should be returned to the registrant upon completion of the staff review process.

2.   We note your response to comment 4 and revised disclosure on page 109, which states that your marketplace "currently serves EMMAs in China" and "currently enables investors domiciled in China to invest in loans." Please explain to us in greater detail whether you have protocols to ensure that your marketplace does not facilitate loan transactions with borrowers or investors located in the United States. For example, please address in your response whether a PRC citizen transiently visiting the United States would be prohibited from participating in loan transactions, either as a borrower or a lender, on your platform via mobile devices or online.

Prospectus Summary, page 1

3.   We note your disclosure on page 3, which indicates that "the average lifetime value of your borrowers . . . will significantly exceed the acquisition cost per borrower." Please provide your basis for such belief. In this regard, it is unclear to us if the information that is provided on slide 36 in the written communication that you submitted supplementally is consistent with such statement.

Risk Factors

Risks Related to the PRC Laws Regulating Our Business and Industry

Our operations may need to be modified . . . , page 34

4.   We note the disclosure that in July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry. According to the Guidelines, online marketplace lending platforms shall only serve as intermediaries to provide information services to borrowers and investors, and shall not provide credit enhancement services or illegally conduct fund-raising. In addition, you state that some elements of the company's marketplace may not currently be operating in full conformance with the Guidelines and the other principles that have been announced in recent years. For example, some of the company's agreements with third party payment companies may need to be amended with respect to the escrow account arrangement to comply with the pending rules. In addition, the Guidelines and other regulations do not have a clear definition of "credit enhancement service," nor do they address whether a marketplace lending platform's affiliated enterprises could provide a "credit enhancement service." To the extent that your Safeguard Program is classified as a "credit enhancement service" as such definition is clarified, and it is found that affiliated enterprises of a marketplace lending platform cannot provide "credit enhancement services," the company may be required to make material changes to the

way in which they conduct business and as a result, its business may be materially affected. In this regard, address all the Guidelines and other principles of your online lending industry and describe how you are in compliance. If you determine that you are not currently in compliance, tell us the impact on your business and how you considered the requirements of ASC 450.

Risks Related to Our ADSs and This Offering

Because the initial public offering . . . , page 50

5.   Please revise the disclosure in the third sentence to refer to September 30, 2015.

Dilution, page 63

6.   We have reviewed your response to comment 11. Please revise the disclosure in the second sentence of the first paragraph to state that dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma, as adjusted net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

7.   We have reviewed your response to comment 12. Please revise the disclosure in the first sentence of the second paragraph to reflect the information presented in the September 30, 2015 financial statements where net tangible book value is US$ (56.077) million or US$ (3.45) per ordinary share.

8.   Please revise the first sentence of the third paragraph to refer to the net tangible book value after September 30, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 75

9.   Please revise to disclose the amount of loans generated and the loans outstanding by type for each period presented.

Key Components of Results of Operations, pages 77

10.   We have reviewed your response to comment 15. Please expand the disclosures to specifically address, for the periods presented, the revenues recognized separately for account management services provided for loan collections and those revenues recognized for the administration of the Safeguard program. In addition, please tell us the types of services actually provided and how these revenue amounts are determined for each of the different lending arrangements (i.e., lifestyle, consumption and micro lending).

11.   In regard to lifestyle loan lending arrangements, please revise to disclose the data that is submitted for verification by the borrower prior to loan issuance.

12.   Tell us whether any of the account management services or participation in the safeguard program can be added after the loan issuance and how the company accounts for these changes.

13.   Please revise to provide the reader with information addressing the types of loans originated and the performance of these loans within the micro-lending business. Your disclosures indicate that such loans account for less than 1% of total assets at September 30, 2015; however, the allowance for loan losses increased significantly during 2015 in comparison to prior periods presented.

14.   We have reviewed your response to comment 16. Please expand the disclosure to provide the average loan size for each period presented and provide disclosure of why the transaction and service fees on loans did not increase in proportion to the total number of loans similar to your response.

15.   In regard to the increase in account management fees recognized in fiscal 2014 in comparison to 2013, tell us the correlation between the interest income received by investors and the level of management fees recognized by the company. In addition, disclose whether there was a similar impact on 2015 account management fees recognized.

16.   Please revise to disclose the amount of lending transactions by loan type which generated transaction fees upon successful loan matching.

Operating Expenses, pages 79 and 87

17.   Please expand the disclosure to discuss the expenses associated with transaction fees for each period presented.

Critical Accounting Policies

Revenue Recognition, page 81

18.   Please revise to address the lending related services provided and your accounting for these services as it relates to the micro-credit lending operations.

Safeguard Program, page 83

19.   We have reviewed your response to comment 23. Your disclosures indicate that an investor may be entitled to receive unpaid interest and principal under the terms of the

safeguard program. Please revise to expand the disclosures to address the following as it relates to the safeguard program:

- how payment amounts due to an investor for unpaid interest and principal are determined;

- disclose when payments due to an investor are made and if they are based on level of delinquency or some other triggering event;

- disclose if there is a cap and how this cap on payments made to an investor are is determined;

- disclose as to whether the company is liable for any delinquent interest or principal on any one specific loan if there were not sufficient funds collected upfront or through subsequent individual loan repayments;

- disclose the percentage amount from each respective loan repayment which is segregated into restricted cash;

- expand the disclosures to state when an investor would occur a loss; and

- disclose when an investor would incur a loss and tell us how you determined the maximum amount payable to lenders in relation to the existing loans at both December 31, 2014 and at September 30, 2015.

Recently Issued Accounting Standards, page 93

20.   The staff notes that you discuss ASU 2014-15 Presentation of Financial Statements - Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern twice. Please revise, as applicable.

Business

Proprietary, Advanced Technology Platform

Credit Scoring, page 112

21.   We note your revised disclosure in response to comment 29 that you "have not set any specific minimum criteria (other than age) for considering a potential borrower." Please revise to disclose the minimum age required of potential borrowers in your marketplace.

22.   We note your response to comment 31. Please revise the prospectus to include disclosure similar to that provided in the first sentence of your response (i.e., that the company does not assume, and has not assumed, any liability for failing to correctly assign a credit score to a particular borrower).

23.   We note your statement that the focus of the company's marketplace is application score categories 1, 2, and 3 and that management intends to focus on and grow the base of borrowers in application score categories 1, 2 and 3. From your disclosure it appears that these borrowers could be defined as "prime borrowers" vs. borrowers with application score categories 6 and 7, which you have defined to be comparable to sub-prime categories in the U.S. So that a reader has a better understanding of these borrowers, please expand the filing to define what "prime borrowers" means in China vs. what we define as "prime borrowers" in the U.S.

Financial Statements

Consolidated Balance Sheets as of December 31, 2013 and 2014, page F-3

24.   Reference is made to Mezzanine Equity and Shareholders' Deficit. Please delete the references to shares outstanding on a pro forma basis as of December 31, 2014.

Notes to Financial Statements

Note 2. Summary of significant accounting policies

(n) Safeguard Program, page F-12 and Note (h) page F-39

25.   Please revise your disclosures to describe, in more detail, the process used to calculate the safeguard program liability. Discuss how you develop the estimated loss rates for your targeted borrowers. Describe how your historical charge-off rates and loss rates are considered and how you determined that this was sufficient evidence to reasonably estimate the reserve in light of your significant growth. Your disclosures should address the quantitative and qualitative factors that influence your calculation

26.   Tell us the amount of the contingent liability recorded under ASC 450 at each of the periods presented.

Unaudited Interim Condensed Consolidated Financial Statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(i)Revenue Recognition

Incentives to investors, page F-41

27.   We note your statement that the Group provides incentives to investors and that these incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. In addition, you state that when recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is deferred as management considers that it is probable future revenue from the customer under the arrangement will exceed the customer acquisition incentive. In this regard, please address the following:

- How you determine whether cumulative negative revenue exists for a specific customer;

- How you considered the requirements of ASC 605-50-45-9 for the recharacterization of revenue as an expense; and

- How you determined that probable future revenue from the customer under the arrangement will exceed the acquisition incentive.

         We may have further comments based on your response.

Exhibits

General

28.   We note that certain exhibits have not been filed in their entirety. For example, Exhibit 4.1(d) and the disclosure schedule have been omitted from Exhibit 10.1, and Exhibit A has been omitted from Exhibit 10.2. These are only examples. Please ensure that all exhibits are filed in their entirety.

Exhibits 8.2 and 99.2. Opinion of Haiwen & Partners

29.   We note that you have submitted a draft copy of the Opinion of Haiwen & Partners as correspondence. Please note that counsel may limit reliance on the opinion with regard to purpose, but not person. Please have counsel revise the last paragraph of the opinion to clarify that shareholders are entitled to rely upon the opinion of counsel.

Exhibit 10.6. Form of Advisory and Incentive Share Agreement

30.   We note your response to comment 46 and the Form of Advisory and Incentive Share Agreement filed as Exhibit 10.6. Please file the final and executed versions of such agreements, including all annexes and appendices thereto, as exhibits to the registration statement or explain why you would not be in a position to do so.

Exhibit 23.4. Consent of Oliver Wyman Inc.

31.   We note that the Consent of Oliver Wyman Inc. is undated. Please file a currently dated consent. Refer to Item 601(b)(23) of Regulation S-K for guidance.

You may contact Chris Harley at (202) 551-3695 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Kerry Shen
        Alan Seem, Esq.